SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549

                      AMENDMENT NO. 2
                       SCHEDULE 13D
         Under the Securities Exchange Act of 1934


              STANDARD COMMERCIAL CORPORATION
                      (Name of Issuer)


                Common Stock, $.20 par value
               (Title of class of securities)


                           853258101
                        (CUSIP Number)

                      Claude B. Owen, Jr.
            Chairman and Chief Executive Officer
               Dibrell Brothers, Incorporated
                      512 Bridge Street
                  Danville, Virginia 24541
                Telephone No. (804) 792-7511
  (Name, address and telephone number of person authorized to receive notices and communications)


                            Copy to:
                    Thurston R. Moore, Esq.
                       Hunton & Williams
                  Riverfront Plaza, East Tower
                      951 East Byrd Street
                    Richmond, Virginia 23212
                          (804) 788-8295


                        October 24, 1994

    (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
          schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with
                      this statement [   ].

                        Page 1 of 15 Pages

CUSIP NO. 853258101                 13D              Page 2 of 15 Pages



1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Dibrell Brothers, Incorporated
          54-0192440

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) _X_
                                                             (b) ___

3       SEC USE ONLY

4       SOURCE OF FUNDS*
          WC

5       CHECK BOX IF DISCLOSURE OF LEGAL                         ___
        PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
          Virginia

                                 7       SOLE VOTING POWER
                                           - 0 -
  NUMBER OF
   SHARES                        8       SHARED VOTING POWER
BENEFICIALLY                               - 0 -
  OWNED BY
    EACH                         9       SOLE DISPOSITIVE POWER
 REPORTING                                 - 0 -
PERSON WITH
                                 10      SHARED DISPOSITIVE POWER
                                           - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          849,300 shares held by Claude B. Owen, Jr. and Willie G. Barker, Jr. as Trustees fbo Dibrell Brothers, Incorporated, per Agreement dated October 21, 1994

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                           ___

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.9%

14      TYPE OF REPORTING PERSON*
          CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 853258101                 13D              Page 3 of 15 Pages



1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Trust fbo Dibrell Brothers, Incorporated, per Agreement dated October 21, 1994

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) _X_
                                                             (b) ___

3       SEC USE ONLY

4       SOURCE OF FUNDS*
          WC

5       CHECK BOX IF DISCLOSURE OF LEGAL                         ___
        PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
          Virginia

                                 7       SOLE VOTING POWER
                                           849,300 shares
  NUMBER OF
   SHARES                        8       SHARED VOTING POWER
BENEFICIALLY                               - 0 -
  OWNED BY
    EACH                         9       SOLE DISPOSITIVE POWER
 REPORTING                                 849,300 shares
PERSON WITH
                                 10      SHARED DISPOSITIVE POWER
                                           - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          849,300 shares held by Claude B. Owen, Jr. and Willie G. Barker, Jr. as Trustees fbo Dibrell Brothers, Incorporated, per Agreement dated October 21, 1994

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                           ___

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.9%

14      TYPE OF REPORTING PERSON*
          OO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.          Security and Issuer.
                 -------------------
         The Statement on Schedule 13D relating to the Common Stock, par value $.20 per share (the "Common Stock"), of Standard Commercial
Corporation, a North Carolina corporation ("Standard") filed on March
3, 1994, and amended on April 12, 1994, by Dibrell Brothers,
Incorporated, a Virginia corporation ("Dibrell") is hereby amended and supplemented as follows:


Item 4.          Purpose of Transaction.
                 ----------------------
         Standard Common Stock was acquired by Dibrell for investment purposes. Dibrell has no immediate intention to influence or direct Standard's affairs, modify its corporate structure or interfere with the business decisions of its management.

         On October 21, 1994, Dibrell entered into an Agreement and Plan of Reorganization (the "Agreement") with Monk-Austin, Inc. ("Monk-Austin") providing for the combination of the businesses of Dibrell and Monk-Austin (the "Combination"). Monk-Austin is one of the largest purchasers and processors of leaf tobacco in the world. Consummation of the Combination is subject to the satisfaction of conditions customary in transactions of this type and is expected to occur in first quarter of calendar year 1995. During the pendency of the Combination, Dibrell will suspend additional acquisitions of Standard Common Stock. Dibrell does not anticipate that it would acquire additional shares of Standard Common Stock after consummation of the Combination.

         If the Agreement is terminated, Dibrell may purchase additional shares of Standard Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision by Dibrell to increase its holdings in Standard Common Stock will depend, however, on numerous factors, including the price of shares of Standard Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of Standard, other business and investment alternatives of Dibrell and general economic and market conditions. Dibrell does not currently anticipate taking any action proceeding towards a combination of Dibrell and Standard without the cooperation of the Board of Directors and management of Standard.

         At any time, Dibrell may decide to dispose of some or all of its holdings of Standard Common Stock depending on the factors described in the preceding paragraph and other considerations.

         Except as set forth above, neither Dibrell nor, to the best knowledge of Dibrell, any executive officer or director of Dibrell, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Standard, or the disposition of securities of Standard; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Standard; (c) a sale or transfer of a material amount of assets of Standard; (d) any change in the present board of directors or management of Standard, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Standard; (f) any other material change in Standard's business or corporate structure; (g) changes in Standard's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Standard by any person;
(h) causing a class of securities of Standard to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of Standard to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Dibrell may formulate plans or proposals with respect to one or more of the foregoing actions in the future.

Item 5.          Interest in Securities of Standard.
                 ----------------------------------
         (a) The Trust fbo Dibrell Brothers, Incorporated (the "Trust"), per Agreement, dated October 21, 1994 (the "Trust Agreement") and Dibrell, as beneficiary of the Trust, beneficially own 849,300 shares of Standard Common Stock. Based upon information contained in the most recently available filing by Standard with the Securities and Exchange Commission, such shares represent approximately 9.9% of the outstanding shares of Standard Common Stock. To the best knowledge of Dibrell and the Trust, no director or executive officer of Dibrell beneficially owns any shares of Standard Common Stock.

         (b) The Trust holds sole power, and Dibrell holds no power, to vote and dispose of the shares referred to in Item 5(a).

         (c) Dibrell transferred the shares referred to in Item 5(a) to the Trust pursuant to the Trust Agreement, for no consideration, on October 21, 1994. Neither the Trust nor Dibrell has engaged in any other transactions involving Standard Common Stock in the last sixty days.

         (d) No person other than Dibrell has the right to receive or the power to direct receipt of dividends from, or the proceeds from sale of, the shares referred to in Item 5(a).

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                 --------------------------------------------------------
         Pursuant to the Trust Agreement, Dibrell has transferred its shares of Standard Common Stock to the Trust, with Claude B. Owen, Jr., and Willie G. Barker, Jr., serving as trustees (the "Trustees"). The Trustees will exercise all rights of ownership with respect to such shares, including all voting and dispositive powers with respect thereto. Upon closing of the transactions contemplated by the Agreement (the "Closing"), no person who is an affiliate of Monk-Austin may be appointed or serve as Trustee and any Trustee who is an affiliate of Monk-Austin shall be deemed to have resigned effective as of the close of business on the day before the date of the Closing.
The Trust will continue for a period of ten years, but will terminate:

(i) if the Agreement terminates other than upon the Closing; (ii) if an Agreement is not executed on or before the six month anniversary of the date of the Agreement; or (iii) upon the agreement of Dibrell and both Trustees upon the sale of all of the Standard Common Stock held by the Trustees.

Item 7.          Material to be Filed as Exhibits.
                 --------------------------------
         (a) Agreement between Dibrell and the Trust with respect to the filing of this Amendment No. 2 to Schedule 13D.

         (b)     Trust Agreement.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 DIBRELL BROTHERS, INCORPORATED


Date:  October 24, 1994          By:         /s/ Claude B. Owen, Jr.
                                    ----------------------------------------
                                    Name:   Claude B. Owen, Jr.
                                    Title:  Chairman of the Board, President
                                            and Chief Executive Officer


                                 Trust fbo Dibrell Brothers, Incorporated per
                                 Agreement, dated October 21, 1994


Date:  October 24, 1994          By:         /s/ Claude B. Owen, Jr.
                                    ----------------------------------------
                                    Name:             Claude B. Owen, Jr.
                                    Title:            Trustee

                                      EXHIBIT INDEX
                                      -------------


Exhibit 1 Agreement between Dibrell and the Trust with respect to the filing of Amendment No. 2 to Schedule 13D.


Exhibit 2 Trust Agreement, dated as of October 21, 1994, between Dibrell, Claude B. Owen, Jr., and Willie G. Barker, Jr.